As filed with the United States Securities and Exchange Commission on March 4, 2024

Registration No. 333-137304

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.2 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

EDP-ENERGIAS DE PORTUGAL, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

EDP-Energies of Portugal
(Translation of issuer’s name into English)

Portuguese Republic
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

1 Columbus Circle
New York, New York 10010
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
+1 (800) 221-0102
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 1 Columbus Circle New York, New York 10019 (212) 250-9100	Y. Daphne Adam-Coelho, Esq. Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing ten ordinary shares of EDP-Energias de Portugal, S.A.	N/A	N/A	N/A	N/A

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-137304.

This Post-Effective Amendment No. 2 to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Post- Effective Amendment No. 2 to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Paragraphs (15) and (16)

	(iii)	The collection and distribution of dividends	Paragraphs (7), (10), (11), (14) and (15)

	(iv)	The transmission of notices, reports and proxy soliciting material	Paragraphs (5), (11), (13), (15) and (16)

	(v)	The sale or exercise of rights	Paragraphs (6), (7), (9), (14) and (15)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (7), (9), (14) and (17)

	(vii)	Amendment, extension or termination of the deposit	Paragraphs (21) and (22) (no provision for extensions)

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Paragraph (13)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (2), (3), (5), (5), (6) and (8)

	(x)	Limitation upon the liability of the depositary	Paragraphs (18) and (19)

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Paragraphs (7) and (10)

Item 2.	AVAILABLE INFORMATION

Public reports furnished by issuer Paragraph (13)
The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (https://www.edp.com/en) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of  Amended and Restated Deposit Agreement dated as of September 18, 2006, by and among EDP-Energias de Portugal, S.A., Deutsche Bank Trust Company Americas, as successor depositary (the “Depositary”), and all Holders and Beneficial Owners from time to time of American Depositary Shares evidences by American Depositary Receipts issued thereunder (the “Deposit Agreement”), was previously filed as Exhibit (a) to Registration Statement No. 333-137304 and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1. to Deposit Agreement.  Form of Amendment No. 1. to Amended and Restated Deposit Agreement was previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-137304 and is incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Amended and Restated Deposit Agreement, including the Form of American Depositary Receipt, attached as Exhibit A thereto. - Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and EDP-Energias de Portugal, S.A.in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – previously filed.

(e)	Certification under Rule 466. – Not Applicable.

(f)	Powers of Attorney for certain officers and directors and the authorized representative of EDP-Energias de Portugal, S.A.. – Previously filed.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among EDP-Energias de Portugal, S.A., Deutsche Bank Trust Company Americas, as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 4, 2024.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of EDP-Energias de Portugal, S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Tompkins
Name:	Michael Tompkins
Title:	Director

By:	/s/ Michael Curran
Name:	Michael Curan
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, EDP-Energias de Portugal, S.A.certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Lisboa, Portugal on March 4, 2024.

EDP-Energias de Portugal, S.A.

By:	/s/ Rui Teixeira
Name:	Rui Teixeira
Title:	Executive Director and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on March 4, 2024.
Signatures	Capacity

/s/ Miguel Stilwell de Andrade	Chairperson of the Executive Board of Directors
Miguel Stilwell de Andrade

/s/ Rui Teixeira	Executive Director and Chief Financial Officer
Rui Teixeira

/s/ Pedro Vasconcelos	Executive Director
Pedro Vasconcelos

/s/ Vera Pinto Pereira	Executive Director
Vera Pinto Pereira

/s/ Ana Paula Marques	Executive Director
Ana Paula Marques

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the undersigned in the city of New York, New York on March 4, 2024.
COGENCY GLOBAL INC., as Authorized U.S. Representative

By:	/s/ Colleen A. De Vries
Name:	Colleen A. De Vries
Title:	Senior Vice-President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number

(a)(3) Form of Amendment No. 2 to Deposit Agreement